July 15, 2025

Motti Farbstein
Chief Executive Officer
Can-Fite BioPharma Ltd.
26 Ben Gurion Street
Ramat Gan 5257346 Israel

        Re: Can-Fite BioPharma Ltd.
            Draft Registration Statement of Form F-1
            Submitted on July 9, 2025
            CIK No. 0001536196
Dear Motti Farbstein:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Gary Emmanuel, Esq.